

July 7, 2016

Via E-mail
Claudio Melandri
Chief Executive Officer
Banco Santander-Chile
Bandera 140, 20th Floor
Santiago, Chile

     Re: Banco Santander-Chile
             Form 20-F for Fiscal Year Ended December 31, 2015
             Filed May 2, 2016
             File No. 001-14554

Dear Mr. Melandri:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Notes to the Consolidated Financial Statements

Note 09 - Loans and Accounts Receivable from Customers, page F-58

1. We note the table of changes in allowance balances presented on page F-62 and your provision for loan losses disclosures provided in Note 29 on page F-109. Please tell us and consider revising your future filings to clearly reconcile the differences in amounts presented in these tables. Specifically, please explain the differences in disclosed amounts for "allowances established" on page F-62 to the "provisions established" on page F-109 for your loans and accounts receivable from customers. Please also consider the need to revising your Allowance for Loan Losses accounting policy in Note 1(o) beginning on page F-26, as necessary, and in future filings, to more fully explain how these amounts are part of your Allowance for Loan Loss model.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant